FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of June 29, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   Ö   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2017 Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files 2017 Sustainability Report

Luxembourg, June 28, 2018 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announces that it has filed today its 2017 sustainability report with the Luxembourg Stock Exchange and has made available such report to the other securities regulators of the markets where its securities are listed. The sustainability report contains the non-financial information for the year ended December 31, 2017, required to be disclosed by article 1730-1 of the Luxembourg law of August 10, 1915, as amended and articles 68 and 68bis of the Luxemburg law of December 19, 2002, as amended. The 2017 sustainability report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam and is available on Tenaris’s website at www.tenaris.com/investors.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.